

11021701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45179

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2010___ AND ENDING ___December 31, 2010___
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.H. Lillian Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue - #36A

OFFICIAL USE ONLY
30811
FIRM I.D. NO.

　　　　　　　　　　　　　　　　　　　　(No. and Street)

New York,　　　　　　　　　　　NY　　　　　　　　　10017
　　(City)　　　　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan H. Lillian, President　　　　　　　　　　　　　212-935-2363
　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
　　　　　　　　　　　　(Name – if individual, state last, first, middle name)

825 Third Avenue　　　　　New York,　　　　　NY　　　　10022
(Address)　　　　　　　　　　(City)　　　　　　(State)　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jonathan H. Lillian__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __J.H. Lillian Securities Corp.__ , as of __December 31,__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Republic of France
City of Paris
Embassy of the United
States of America

SS:

I hereby certify that on this day the individual (s) named below appeared before me and acknowledged to me that the attached instrument was executed freely and voluntarily

Jonathan Honry Lillian

Consul
of the United States of America

Date 03-17-2011

_____
Signature

_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

[x] (o) Independent Auditors' Report on Internal Control Structure.
[x] (p) Statement of Cash Flows.



Cornick Garber Sandler
Certified Public Accountants & Advisors

J.H. LILLIAN SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2010


Cornick Garber Sandler
Certified Public Accountants & Advisors

J.H. LILLIAN SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2010

INDEX



Independent Auditors' Report

Board of Directors
J.H. Lillian Securities Corp.

We have audited the accompanying statement of financial condition of J.H. LILLIAN SECURITIES CORP. as at December 31, 2010 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.H. Lillian Securities Corp. as at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber + Sandler, LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 9, 2011

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Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035   cgscpa.com

Cornick Garber Sandler
Certified Public Accountants & Advisors



J.H. LILLIAN SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	19,190
Prepaid tax expense		1,293
T O T A L	$	20,483

LIABILITIES

Accrued expenses and taxes	$	3,944

STOCKHOLDER'S EQUITY

Capital stock, no par value; authorized 200	
shares; issued and outstanding 10 shares at stated value	7,000
Additional paid-in capital	32,723
(Deficit)	(23,184)
Total stockholder's equity	16,539
T O T A L	$ 20,483

The notes to financial statements are made a part hereof.


Certified Public Accountants & Advisors

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Interest income			$	2
Expenses:				
Dues and fees	$	487		
Accounting		3,449		
Administrative support		660		4,596
Loss before income taxes				(4,594)
Income taxes				41
NET LOSS			$	(4,635)

The notes to financial statements are made a part hereof.

Cornick Garber Sandler
Certified Public Accountants & Advisors

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional Paid-in Capital	(Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance - January 1, 2010	10	$ 7,000	$ 26,963	$ (18,549)	$ 15,414
Stockholder's capital contributions			5,760		5,760
Net loss				(4,635)	(4,635)
Balance - December 31, 2010	10	$ 7,000	$ 32,723	$ (23,184)	$ 16,539

The notes to financial statements are made a part hereof.

Cornick Garber Sandler
Certified Public Accountants & Advisors

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:		
Net loss	$	(4,635)
Adjustments to reconcile results of operations to		
net cash effect of operating activities:		
Net decrease in prepaid taxes		25
Net decrease in accrued expenses		(1,625)
Net cash used for operating activities		(6,235)
Cash flows from financing activities:		
Stockholder's capital contributions		5,760
NET DECREASE IN CASH AND CASH EQUIVALENTS		(475)
Cash and cash equivalents - January 1, 2010		19,665
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2010	$	19,190

The notes to financial statements are made a part hereof.



J.H. LILLIAN SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2010

NOTE A - **Principal Business Activity and Summary of Significant Accounting Policies**

J.H. Lillian Securities Corp. is a registered broker-dealer of securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company engages in the private placement of securities on a best efforts basis.

The Company operates on the premises of a related entity under common ownership and receives certain additional administrative support from the related entity for a quarterly fee of $165.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has considered subsequent events occurring through March 9, 2011, the date the financial statements became available for distribution, in evaluating its estimates and in the preparation of its financial statements.

NOTE B - **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital, less deductions for nonallowable assets, of $15,153, which was $10,153 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .26 to 1 at December 31, 2010.

NOTE C - **Cash and Cash Equivalents**

Cash and cash equivalents on the statement of financial condition are comprised of a commercial bank account and a money market fund checking account.

(Continued)



Cornick Garber Sandler
Certified Public Accountants & Advisors

J.H. LILLIAN SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2010
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NOTE D - Income Taxes

For federal and state income tax purposes, the Company has elected to be treated in the same manner as a partnership under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the Company's profits and losses are reported on the personal income tax return of the stockholder and any income taxes thereon are payable by him. State minimum tax and New York City income tax are payable by the Company. The provision for income taxes is comprised of state and local minimum taxes of $50.

The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2007.


J.H. LILLIAN SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2010

Net Capital:

Capital stock	$ 7,000
Additional paid-in capital	32,723
(Deficit)	(23,184)
Total stockholder's equity qualified for net capital before haircuts on securities position	16,539
Less: Haircuts on money market fund	(93)
Less: Prepaid tax expense	(1,293)
Net capital	15,153
Minimum net capital required	5,000
Excess net capital	**$ 10,153**

Capital Ratio:

Aggregate indebtedness to net capital	.26 to 1

**Reconciliation with Company's computation (included
in Part II of Form X-17A-5 as of December 31, 2010)**

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 7,870
Prior year's unrecorded audit adjustments	(102)
Audit adjustment to record and adjust prepaid expenses, accrued expenses and taxes	7,385
Net capital as per above	$ 15,153

J.H. LILLIAN SECURITIES CORP.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934**

AS AT DECEMBER 31, 2010

The Company does not carry any customer accounts and is
exempt from Securities and Exchange Rule 15c3-3 under
paragraph (k)(2)(i)



Board of Directors
J.H. Lillian Securities Corp.
767 Third Avenue - 36th Floor
New York, New York 10017

In planning and performing our audit of the financial statements and supplemental schedules of J.H. Lillian Securities Corp. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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Board of Directors
J.H. Lillian Securities Corp.

Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, as discussed below, we identified a deficiency in internal controls that we consider to be a material deficiency.

Upon commencing the current year's audit we noted that the Company did not initially record in its current year's accounting records the effect of certain prior year's closing adjustments. This deficiency did not affect the Company's ability to remain in compliance with its net capital and aggregate indebtedness requirements, but did affect the amount of net capital reported in its quarterly Focus reports, resulting in an overstatement of net capital by $102 of actual net capital of $14,003, as was reported in the firm's 2009 audited annual report filed with FINRA and the SEC last year. We understand that the Company intends to file its amended Focus report for the quarter ended December 31, 2010 to reflect the adjustment of the foregoing finding.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, with the exception of the matter noted in the preceding paragraph, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 9, 2011

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